SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

RECEIVED
2007 MAY -1 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

07023015

SEC FILE NO. 82-35004

April 26, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

SUPPL

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated April 25, 2007 that the Company has made available to security holders relating to purchase of shares for cancellation.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1339.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Very Truly Yours,

Sandhya Ganapathy

Sandhya Ganapathy

cc: David McMahon
SK 23121 0001 765195 v3

Dew 5/1

Regulatory Announcement

Go to market news section

Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Transaction in Own Shares
Released	07:00 25-Apr-07
Number	4531V

RNS Number:4531V
Charlemagne Capital Limited
25 April 2007

25th April 2007

Purchase of own shares for cancellation

Charlemagne Capital Limited ("Charlemagne", the "Company") announces that on Tuesday 24th April 2007 it purchased for cancellation 700,000 Ordinary Shares of US$0.01 each in the Company through UBS Limited at a price, before expenses, of 75.5 pence.

As a result of these purchases and cancellations, Charlemagne will have 290,404,872 Ordinary Shares of US$0.01 each in issue.

At its Annual General Meeting held on 22 May 2006, Charlemagne was authorised by its shareholders to purchase up to 29,771,177 of its ordinary shares (representing 10% of its issued capital at that time) subject to certain conditions as outlined in the resolution.

Enquiries

Charlemagne Capital 01624 640200
David McMahon, Company Secretary

Smithfield Consultants 020 7360 4900
John Kiely
George Hudson

Notes to editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

This information is provided by RNS
The company news service from the London Stock Exchange

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SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7888

BEIJING, BRUSSELS, CHICAGO, DALLAS, FRANKFURT, GENEVA, HONG KONG, LONDON, LOS ANGELES, NEW YORK, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, DC

FOUNDED 1866

[redacted]

07023024

Our Ref: 22277-00002

April 20, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED APR 24 2007 WASH, D.C. 185 SECTION

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find three press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Carrie Li

dlw 5/1

File No.: 82-34696

COSL



News Release

COSL Announces 2006 Annual Results Net Profit Increased by 37.4% to Reach a Record High of RMB1,128.2 Million

Financial Highlights

- Turnover increased by 32.9% to RMB6,364.8 million
- Profit from operations increased by 63.7% to RMB1,392.2 million
- Net profit increased by 37.4% to RMB1,128.2 million
- Basic earnings per share were RMB28.23 cents
- Proposed final dividend per share of RMB 6 cents

Financial Overview

	For the year ended 31 December		Change (%)
	2006 (RMB in Mn)	2005 (RMB in Mn)	
Turnover	6,364.8	4,788.8	+32.9
Profit from operations	1,392.2	850.3	+63.7
Net profit attributable to equity holders	1,128.2	821.0	+37.4
Basic earnings per share	RMB 28.23 cents	RMB 20.55cents	+37.4

[26 March, 2007, Hong Kong] China Oilfield Services Limited ("COSL" or "the Company"; stock code: 2883), the leading integrated oilfield services provider in the offshore China market, announced its annual results for the year ended 31 December, 2006.

The Company's turnover for 2006 was RMB6,364.8 million, representing an increase of RMB1,576.0 million or 32.9% from RMB4,788.8 million last year. The increase was driven by an expansion into overseas markets, rise in service prices and utilization of new equipment. Meanwhile, turnovers of all of its four business segments, namely drilling services, well services, marine support and transportation services as well as geophysical services, grew by 40.6%, 16.0%, 20.2% and 58.1% respectively. Net profit amounted to RMB1,128.2 million, representing an increase of 37.4% from RMB 821.0 million recorded in 2005. The Board of Directors has proposed a final dividend of RMB6.00 cents per share for the year ended December 31, 2006.

Commenting on the encouraging results for the year 2006, Mr. Yuan Guangyu, CEO and President of the Company, said,

"The global economy continued to thrive in 2006 with the growth rate of 5.1%, which is higher than the 4.9% recorded in 2005. Economic growth has spurred the demand for energy. Building upon a sustained domestic market share of our drilling services business, we actively expanded in the overseas market and achieved major breakthroughs."

In 2006, turnover from our drilling business increased by 40.6% over the previous year, reaching RMB3,100.4 million. Overseas business contributed RMB827.4 million, representing 26.7% of the total turnover. Meanwhile, COSL941, China's first 400-feet cantilever jack-up rig commenced operation on 25 June 2006 in Beibu Gulf. Its operation record throughout the year was promising.

As of 31 December 2006, we operated a total of 15 drilling rigs (including 1 leased rig). Of these rigs, 8 were located in the Bohai Bay, China, 4 were located in the South China Sea, 2 were located in offshore Indonesia and 1 at offshore Australia. During the year, we drilled a total of 221 wells, of which 56 were exploration wells and 165 were development wells. Of the wells drilled, 168 were in the Bohai Bay, China, 36 were in South China Sea and 17 were located overseas.

Turnover from well services reached RMB1,352.2 million in 2006, representing an increase of RMB186.9 million or 16.0% from RMB1,165.3 million in 2005. The increase in turnover is mainly attributable to an expansion into overseas market and an increase in operation volume.

Turnover from marine support and transportation services reached RMB1,042.8 million in 2006, representing an increase of RMB175.1 million or 20.2% from RMB867.7 million in 2005. The increase in turnover is mainly attributable to a rise in price and volume of shipping of chemicals.

Turnover from geophysical services reached RMB869.5 million in 2006, representing an increase of RMB319.5 million or 58.1% from RMB550.0 million in 2005. The increase in turnover is mainly attributable to a rise in the volume of overseas 2D seismic data collection, the commencement of operation of 6-streamer COSL718 and the completion of renovation of 4-streamer Binhai 512.

The Integrated Project Management is one of the Company's core strategies. COSL benefited from complete service chain and the superior capacity of its oilfield services equipment to provide comprehensive or bundled integrated service to the clients. The Company entered into 14 integrated contracts in 2006, 1 less than in 2005. Turnover realized from integrated services reached RMB747.8 million, representing 11.7% of the Company's gross revenue.

The Company's gross operating revenue from overseas markets in 2006 amounted to RMB1,104 million, constituting 17.3% of the Company's gross operating revenue, and representing an increase of 151.4% over the RMB439.2 million for the same period last year. Overseas business has extended to 13 countries and regions including Indonesia, Myanmar, Australia, the Philippines, Mexico. In respect of its drilling business, COSL obtained a contract for four module rigs of 7,000 meters from PEMEX in Mexico, which has a domestic rig production rate of 92%, setting many domestic records. The commencement of the project enabled COSL to enter the traditional market of oil service companies in Europe and America, and to acquire a certain share in the Gulf of Mexico market, which has a rich storage of oil and gas. The cementing business, as a relatively more competitive segment of the Company's well services business, will gradually help bring the Company's other competitive businesses to the overseas market.

Mr. Yuan concluded, "COSL will maintain its leading position in the China offshore oilfield services market, and at the same time further strengthen our presence in the South East Asia market and expand further into the regional markets of Mexico, Africa, the Middle East and Russia, in order to generate profits from both domestic and overseas markets. Meanwhile, the Company will create new drive for development through corporate moves such as acquisition and joint ventures. We will also continue to establish our market position in international services and ultimately continue our efforts in maintaining a healthy, safe and environmentally-friendly workplace, to maximize value for our shareholders, customers and employees."

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at December 31 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while

operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Jackal Leung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 2169 0467
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / jackal.leung@iprogilvy.com

File No.: 82-34696

COSL



News Release

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COSL awarded the service contract with the U.S.'s EDC Company

(20 April 2007) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883. HK) announces to be awarded the operation service contract with the U.S.'s EDC Company at Cheng Dao Xi, Shandong.

According to the contract, COSL will follow the requirement of the operation market of EDC Company, and provide them a series of well services like TCP perforation and chemical incision. This contract can broaden COSL the operations in the Cheng Dao Xi region, further develop the EDC market, and increase the possibility of expanding the market share.

Currently, our operational team has started providing relevant operation services on site. COSL's CEO & President, Mr. Yuan Guangyu said "COSL awarded this contract symbolizes a significant achievements in the well services. From now on, we have to work hard on exploring market, expanding the market share, carrying out firmly the strategy of expanding abroad and speeding up the progress of internationalization in terms of every business segments."

About EDC:
EDC is the short form for Energy Development Corporation which originally an independent energy development company in the U.S. Its services cover oil and gas exploration and also the operation of electricity exploitation. Apart from the exploitation and exploration operations in the U.S., EDC has expanded its petroleum business in China, England, Argentina and so forth. In 1997, EDC Company took over AMOCO ORENTAL PETROLEUM CORPERATION Company which makes EDC the only foreign company in Cheng Dao Xi.

About COSL:
China Oilfield Services Limited ("COSL", stock code: 2883. HK) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) markets in the NYSE. The ticker symbol is CHOLY.

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As at December 31, 2006, COSL operated 15 drilling rigs, including 11 jack-ups and 3 semi-submersibles while operating 1 leased jack-up rig. COSL owns and operates the largest and most diverse fleets in offshore China, we own a fleet of 7 seismic vessels and 4 geotech survey vessels and have a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier qualified services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISM (International Safety Management) certificated. Meanwhile, according to the ISO9000, ISO14000 and OHSAS management standard, COSL has established and implemented the QHSE system.

File No.: 82-34696

COSL



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1500 Days of Safe Operation of COSL-NH2

(13 April 2007) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883. HK) announces semi-submersible rig NH2 of COSL has accomplished its 1,500 consecutive days of safety operation.

NH2 carries out overseas operations continuously in these 2 years. COSL overcomes all difficulties and ensures that our operations proceed successfully. We have efficiently completed the contracts with Myanmar DAEWOO, Indonesian Genting Oil Natural and Indonesian MML. Furthermore, we have obtained the trust and compliment in terms of safety and time which portrait COSL Image globally.

The managing and operating in NH2, the Company strictly follows the requirements of company's QHSE. Safety measures have to be carried out in all assignments and we consistently conduct the safety trainings for employees. We have achieved a brilliant safety result in improving the safety knowledge of all employees.

The safety operation of NH2 for 1,500 days signifies the safety awareness that we have worked hard on. COSL's CEO & President, Mr. Yuan Guangyu said "COSL ultimately treats safety in production as the foundation for the development of the enterprise, we have to insist on QHSE as the core of protection, further enhance the safety management, guarantee safety operation, to achieve higher standard of safety targets.

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